UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A .

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON MAY 19, 2010

DATE, TIME, PLACE AND FORMAT:

May 19, 2010, 3:00 p.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”), via teleconference.

ATTENDANCE:

The totality of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice- Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Paiva Ferreira, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

SUMMON:

The meeting was duly convened and was held via teleconference in accordance with article 16, paragraph 4th of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Executive Officer, to act as the Secretary.

AGENDA:

To elect the members of the Company’s Appointment and Compensation Committee and set their remuneration.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures. Afterwards, proceeding to the items of the Agenda, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

Elect Mr. Marcial Angel Portela Alvarez, Spanish, married, corporate executive, bearer of foreigner’s identification card (“RNE”) A3593663300 and passport number BE 677835, resident in Madrid, Spain, with commercial address at Edifício Pereda - planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Viviane Senna Lalli, Brazilian, widow, businesswoman, bearer of the identification card CI/RG 7.538.713-X issued by SSP/SP and registered with the Individual Taxpayers’ Roll (“CPF/MF”) under 077.538.178-09, resident in the city of São Paulo in state of São Paulo, with commercial address at Rua Dr. Olavo Egídio, 287 – 16th floor, São Paulo/SP; and Mr. Fernando Carneiro, Brazilian, legally separated, personnel recruiter consultant, bearer of the identification card CI/RG 33.627.147-5 issued by SSP/SP and registered with the Individual Taxpayers’ Roll (“CPF/MF”) under 824.903.177-68, resident in the city of São Paulo in state of São Paulo, with commercial address at Av. Major Sylvio de Magalhães Padilha, 5.200 – 2nd floor, São Paulo/SP, as members of the Company’s Appointment and Compensation Committee - advisory board reporting to the Board of Directors without decision-making powers, for a term to expire at the Company’s ordinary shareholders meeting to be held in 2011. Mr. Marcial Angel Portela Alvarez will serve as the committee coordinator. Finally, the Board of Directors approved the individual remuneration of the Appointment and Compensation Committee’ members of R$ 10,000.00 (ten thousand Reais) per meeting to be held from this date on, being eligible to this remuneration only those members who are not officers or directors of the Company.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by all the attending Directors and by the Secretary. São Paulo, May 19, 2010. a) Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-President of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José de Paiva Ferreira, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

These minutes are a true copy of the original drafted in the proper Book of Meetings of the Company’s Board of Directors.

Marco Antônio Martins de Araújo Filho Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 19, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer